COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             "THE ANDERSONS, INC."


(In thousands, except for ratio)           Year Ended December 31
                                     1997     1996     1995     1994     1993
Computation of Earnings
 Income before income taxes
   - continuing operations         $ 6,255  $11,891  $10,325  $15,497  $11,080
 Add:
  Interest expense on indebtedness   8,494   13,703   14,019    8,395    6,168
  Interest portion of rent expense   1,633    1,732    2,324    2,321    2,395
 Earnings                          $16,382  $27,326 $ 26,668 $ 26,213 $ 19,643

Computation of Fixed Charges
  Interest expense on indebtedness $ 8,494  $13,703 $ 14,019 $  8,395  $ 6,168
  Interest portion of rent expense   1,633    1,732    2,324    2,321    2,395
  Fixed Charges                    $10,127  $15,435 $ 16,343 $ 10,716  $ 8,563

Ratio of earnings to fixed charges    1.62     1.77     1.63     2.45     2.29